# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Singular Genomics Systems, Inc., CIK 0001850906
CUSIP: 82933R308
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 02/21/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000048
Filed by CIK 0001666306

## Reporting persons
- ARCH Venture Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Singular Genomics Systems, Inc.
Address of issuer's principal executive offices: 3010 Science Park Road, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund IX, L.P. ("AVF IX"); ARCH Venture Partners IX, L.P. ("AVP IX LP"); ARCH Venture Partners IX, LLC ("AVP IX LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF IX and AVP IX are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, L.P., its General Partner (05/15/2025)
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (05/15/2025)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Partners IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (05/15/2025)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2025)
- Keith Crandell: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell (05/15/2025)
- Clinton Bybee: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (05/15/2025)
- Robert Nelsen: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (05/15/2025)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Gossamer Bio, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 7, 2019 and incorporated herein in its entirety by reference.